Michael E. Tenta T: +1 650 843 5636 mtenta@cooley.com	VIA EDGAR

November 5, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel

RE:	Ruckus Wireless, Inc.
Registration Statement on Form S-1/A
Filed October 19, 2012
File No. 333-184309 (the “Registration Statement”)

Dear Mr. Spirgel:

On behalf of our client, Ruckus Wireless, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated October 26, 2012 (the “Comment Letter”) with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), being submitted concurrently with this letter.

Staff Comments and Company Responses

Principal and Selling Stockholders, page 113

1.	We note that you have included additional selling shareholders in your amended filing. Tell us whether any of the selling stockholders are broker dealers or affiliates of broker-dealers. We may have further comments.

Response: The Company advises the Staff that each selling stockholder has informed and represented to the Company that such selling stockholder is not a broker-dealer or an affiliate of a broker-dealer.

2.	Please revise to include the person(s) having voting and/or dispositive power over the shares held by any non-natural persons, we note by way of example, shares held by Focus Ventures and Mitsui & Co. Venture Partners.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 115-116 of Amendment No. 2 as requested.

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FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Larry Spirgel

November 5, 2012

Page Two

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Letter or this response letter to me at (650) 843-5636 or Eric C. Jensen at (650) 843-5049.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Selina Y. Lo, Ruckus Wireless, Inc.
Scott Maples, Ruckus Wireless, Inc.
Seamus Hennessy, Ruckus Wireless, Inc.
Eric C. Jensen, Cooley LLP
Christopher L. Kaufman, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM